                                                                    Exhibit 99.2

RP FINANCIAL, LC.
-----------------------------------------
Financial Services Industry Consultants



                                                         May 4, 2001



       Board of Directors
       CharterBank
       600 Third Avenue
       West Point, Georgia 31833

       Members of the Board:

            We have completed and hereby provide an updated independent appraisal of the estimated pro forma market value of the common stock of CharterBank, West Point, Georgia ("CharterBank" or the "Bank") in connection with the mutual-to-stock conversion transaction described below.

            This updated Appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision ("OTS"), and has been prepared in accordance with the written valuation guidelines promulgated by the OTS, most recently updated as of October 21, 1994. Specifically, this updated Appraisal has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the OTS, as successor to the Federal Home Loan Bank Board ("FHLBB"), dated as of October 21, 1994; and applicable regulatory interpretations thereof.

            Our original appraisal report, dated March 2, 2001 (the "Original Appraisal"), is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

       Plan of Reorganization and Stock Issuance
       -----------------------------------------

            The Bank's Board of Directors has unanimously adopted a plan to reorganize into the mutual holding company form of organization (the "Reorganization"). As part of the Reorganization, CharterBank will: (1) form a mutual holding company and issue a 20 percent minority interest through an offering by a mid-tier holding company; (2) operate the Bank's approved reinsurance activities under the mid-tier holding company; and
       (3) allocate the Bank's current investment in common stock of the Federal Home Loan Mortgage Corporation ("Freddie Mac") among the various operating entities in the new organization to provide sufficient capitalization for the separate anticipated business activities.




--------------------------------------------------------------------------------
Washington Headquarters
Rosslyn Center                                    Telephone: (703) 528-1700
1700 North Moore Street, Suite 2210               Fax No.: (703) 528-1788
Arlington, VA 22209                               Toll-Free No.: (866) 723-0594
www.rpfinancial.com                               E-Mail: mai1@rpfinancia1.com

Board of Directors
CharterBank
May 4, 2001
Page 2


1.   Plan of MHC Reorganization and Stock Issuance
     ------- -------------------------------------

     The Bank will reorganize into a three level organization structure. At the top level will be a newly formed federal mutual holding company called First Charter, MHC (the "MHC") that will retain a majority ownership interest in the Bank. At the middle level will be a newly formed federal corporation called Charter Financial Corporation (the "Company") that will own a 100% interest in the bottom level companies. And at the bottom level will be the Bank and Charter Insurance Company ("CIC"). Concurrent with the Reorganization, the Company will issue a majority of its common stock to the MHC and offer for sale a minority ownership interest of its common stock to the Bank's Eligible Account Holders, Supplemental Eligible Account Holders and tax-qualified plans of the Bank including the employee stock ownership plan ("ESOP"). Any shares that are not sold in the Subscription Offering may be offered for sale in the Community Offering and subsequently, if appropriate, to the public in a Syndicated Community Offering or Public Offering. The above structure reflects a "two-tier" mutual holding company structure, given the two levels of holding companies, a "mid-tier" stock holding company and a "top-tier" mutual holding company. The number of shares of common stock to be sold in the Offering will approximate 20 percent of the total shares. The number of shares issued to the MHC will approximate 80 percent of the total shares.


2.   Charter Insurance Company
     ------- -----------------

     Charter Insurance Company ("CIC"), a recently formed reinsurance subsidiary, reinsures a portion of the Bank's loan originations which carry private mortgage insurance ("PMI") issued by Mortgage Guaranty Insurance Company ("MGIC"), a market leader in the PMI business. In conjunction with the Reorganization, CIC, currently held in a subsidiary of the Bank, will become a direct 100 percent owned subsidiary of the Company. The Bank's current investment in its insurance subsidiary is approximately $450,000.


3.   Allocation of Freddie Mac Common Stock
     ------------- ------------------------

     The Bank currently holds 5,055,000 shares of Freddie Mac common stock with an approximate market value of $203.9 million as of March 31, 2001, net of the related deferred tax liability (the value of the Freddie Mac holdings is subject to change daily based on market conditions). In conjunction with the Reorganization, the Freddie Mac stock will be allocated among the various operating entities to provide sufficient capitalization for their separate anticipated business activities. The Freddie Mac shares will be allocated as follows: (a) 400,000 shares will be placed at the MHC level as part of the MHC's initial capitalization; (b) 400,000 shares will be placed at CIC as part of this insurance subsidiary's capitalization; (c) 1,700,000 shares will be owned directly by the Company; and (d) 2,555,000 shares, more than half of the Bank's current holdings, will be retained by the Bank.


                                   *********

Board of Directors
CharterBank
May 4, 2001
Page 3


     Immediately after consummation of the Reorganization, it is not anticipated that the Company will engage in any business activity other than ownership of the Bank and CIC. The assets and liabilities of the Company will be substantially equivalent to those of the Bank prior to the Reorganization, except for the $100,000 of cash and 400,000 shares of Freddie Mac stock that will be placed at the MHC level and will thus be excluded from consideration in the conclusions of the Appraisal.


Limiting Factors and Considerations
-----------------------------------

     Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the Common Stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change time to time, no assurance can be given that persons who purchase shares of common stock in the Conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof.

     RP Financial's updated valuation was determined based on the financial condition and operations of the Bank as of March 31, 2001, the date of the most recent financial data included in the Company's Prospectus.

     RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its client financial institutions.

     This valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Bank's financial performance and condition, management policies, and current conditions in the equity markets for thrift shares. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.


Discussion of Relevant Considerations
-------------------------------------


  1. Financial Results
     -----------------

     Table 1 presents summary balance sheet and income statement details for the twelve months ended December 31, 2000 and updated unaudited financial information through March 31, 2001. The "As Adjusted" columns reflect the impact of the MHC formation, including

Board of Directors
CharterBank
May 4, 2001
Page 5


adjustments to reflect the $100,000 of cash and 400,000 shares of Freddie Mac stock retained by the MHC. Consistent with the methodology employed in the Original Appraisal analysis, it is the "As Adjusted" assets and capital figures that will be considered in the pro forma valuation analysis

     The overall composition of CharterBank's updated balance sheet was comparable to the December 31, 2000 data, although the balance of total assets and investments reflects shrinkage. The shrinkage is attributable in part, to ongoing runoff of higher cost wholesale deposit funds and borrowings. Updated reported earnings for the trailing twelve months ended March 31, 2001 increased modestly but remained at comparatively low levels.

       Growth Trends
       -------------

       CharterBank's total assets decreased by $75.6 million over the three months ended March 31, 2001, largely attributable to the utilization of available cash flow to fund the repayment of maturing wholesale funds (both deposits and borrowings). The decline in the price of Freddie Mac stock (from $68.88 as of December 31, 2000, to $64.83 per share as of March 31, 2001) led to a decline in the balance of Freddie Mac stock equal to $20.5 million over the corresponding time frame. Capital decreased from $257.5 million as of December 31, 2000, to $246.6 million as of March 31, 2001, largely reflecting the impact of the after-tax reduction in value of Freddie Mac stock and notwithstanding the retention of earnings over the quarter.

       Loans Receivable
       ----------------

       The balance of loans receivable decreased from $254.1 million, as of December 31, 2000, to $247.4 million, as of March 31, 2001, equal to 26.5 percent of total assets. The decline in the loan portfolio balance, notwithstanding recent efforts to expand loan origination volumes, is reflective of the growth characteristics as well as the small overall size of the Bank's primary market area.

       Investments and Mortgage-Backed Securities
       ------------------------------------------

       The balance of investment and mortgage-backed securities ("MBS") declined by approximately $62.3 million, reflecting both cashflow generated through the portfolio which was utilized to pay down maturing wholesale borrowings and deposits as well as sales. In this regard, a significant portion of the securities sold were long term fixed rate securities -- management undertook sales to lessen interest rate risk exposure.

       Freddie Mac Stock
       -----------------

       CharterBank's Freddie Mac stock ownership was unchanged over the quarter and equaled 5,055,000 shares with a market value of approximately $327.7 million ($64.83 per share) and a cost basis of approximately $1.40 per share. As discussed in the Original Appraisal, while the unrealized gain in the Freddie Mac stock has substantially bolstered the Bank's capital and earnings, the Bank is proposing to reorganize in a mutual holding company structure and will retain a portion of the stock at the MHC and mid-tier level so as to more efficiently manage

Board of Directors
CharterBank
May 4, 2001
Page 6


its Freddie Mac stock investment as well as the Bank's retail operations. The appraisal will take into account the amount of Freddie Mac stock placed at the MHC level.

       Management has in the past, and will continue in the future, to evaluate on an ongoing basis the merits of the investment in the Freddie Mac stock. Management proposes to retain 2,555,000 shares of Freddie Mac stock at the Bank level in the MHC Reorganization. Based on current market conditions, tax consideration, and other factors, there are no plans to sell the Bank's Freddie Mac stock holdings at this time. As indicated in the Bank's Prospectus, the policy of holding Freddie Mac stock is based partially on concerns that any sales out of the portfolio (for capital management or other purposes) could taint the Freddie Mac stock as a trading portfolio for tax purposes, potentially triggering the payment of the full deferred tax liability related to the Freddie Mac gains. This factor, along with other considerations, has caused the Bank to adopt the current policy of retaining the Freddie Mac stock for investment. Since the unrealized after-tax gain on Freddie Mac stock is not included in Tier I capital for regulatory purposes, the decision to hold the Freddie Mac stock as an investment would preclude using the unrealized gains to fund dividends.

       Funding Structure
       -----------------

       Deposit balances decreased by $26.1 million over the three months ended March 31, 2001. The reduction in deposit balance largely stems from the runoff of higher cost wholesale deposits including brokered and credit union CDs. The level of borrowings and wholesale deposits have fluctuated in recent periods based on a number of factors including the ability to generate funds through the retail operations and the relative all inclusive costs of deposits or borrowings at the time the funds are needed. Additionally, it has been CharterBank's practice to utilize wholesale funding when such funds may be reinvested into investment securities at an adequate risk-adjusted spread as determined by management. Important from the perspective of the valuation, wholesale deposits and borrowings represent a volatile funding element whose cost can vary considerably based on prevailing market conditions. Additionally, most of the wholesale funds in CharterBank's portfolio are short term in nature, thus requiring the Bank to continually access the capital markets to replace maturing funds.

       Equity
       ------

       After-tax earnings of $1.5 million during the three months ended March 31, 2001, were more than offset by the impact of a downward equity adjustment on the available for sale portfolios resulted in a reduction of equity to $249.2 million. At the same time, assets declined at a faster pace than did equity such that the Bank's capital ratio increased modestly from 25.49 percent of assets as of December 31, 2000, to 26.66 percent of assets as of March 31, 2001.

       Importantly, as discussed in the Original Appraisal, while the net unrealized gains on investments including Freddie Mac stock are included as capital pursuant to generally accepted accounting principles ("GAAP"), it is not an element of core capital in the calculation of the Bank's compliance with its minimum regulatory capital requirements. Thus, while CharterBank possesses a strong capital ratio, its core capital level is much lower. One factor leading the Bank to restructure into the mutual holding company form of ownership is the ability to raise outside

Board of Directors
CharterBank
May 4, 2001
Page 7


core capital without selling Freddie Mac stock. In this regard, it is management's stated intention to hold the Freddie Mac stock for the long-term, so as to continue to benefit from the growth of Freddie Mac's core business and to continue to defer the payment of income taxes as long as possible.

       Income and Expense Trends
       -------------------------

       Table 1 also shows the Bank's historical income statements for twelve months ended December 31, 2000 and updated information as of March 31, 2001. The "As Adjusted" columns reflect the impact of the MHC formation, and it is the adjusted earnings figures from this colunm that will be considered in the pro forma valuation analysis.

       CharterBank's earnings reflect relatively limited change based on updated financial data as reported earnings increased very slightly while core or adjusted earnings decreased slightly. Overall, net income increased from $749,000 for the twelve months ended December 31, 2000 to $834,000 for the twelve months ended March 31, 2001. Over the corresponding time frame, CharterBank's adjusted earnings declined modestly from $4.8 million, equal to
0.52 percent of assets for the twelve months ended December 31, 2000, to $4.7 million, equal to 0.49 percent of average assets for the twelve months ended March 31, 2001.

       As discussed in the Original Appraisal, the income data for CharterBank is reflective of several significant features of its operations: (1) the impact of the wholesale investment and funding on the Bank's operating ratios (i.e., spreads and margins are thin and the ratio of other income and expenses are low reflecting the limited level of fees and expenses generated through wholesale operations); (2) the returns on the Bank's retail operations are low as a result of the relatively high overhead costs attributable to the retail banking operations; and (3) CharterBank's Freddie Mac stock investment provides the Bank with the opportunity to generate equity growth through capital appreciation in the Freddie Mac stock but revenue flowing through the income statement is limited to common stock dividends which are relatively modest (i.e., Freddie Mac's cash return is comparatively low). As a result of the foregoing, CharterBank's core earnings are relatively modest.

       Net Interest Income
       -------------------

       CharterBank's net interest income decreased slightly for the most recent trailing 12 month period, both in dollar terms and as a percent of average assets. Specifically, net interest income inclusive of Freddie Mac stock dividends equaled $16.8 million, or 1.78 percent of average assets based ori updated financial data.

       Non-Interest Income
       -------------------

       Non-interest income also decreased modestly based on updated financial data through March 31, 2001. Specifically, non-interest income declined by $63,000, to equal $1.3 million or 0.13 percent of average assets.

Board of Directors
CharterBank
May 4, 2001
Page 8


       Operating Expense
       -----------------

       CharterBank's operating expenses remained relatively stable based on updated financial, and equaled $11.1 million, or 1.17 percent of average assets for the twelve months ended March 31, 2001. As described in the Original Appraisal, while CharterBank maintains a very low operating expense ratio in comparison to industry averages, the operating expense ratio is distorted somewhat by the large amount of assets and liabilities requiring little or no expense to manage. Such assets, including Freddie Mac stock and wholesale investments, comprised more than 70 percent of the balance sheet as of March 31, 2001 and the related cost to manage assets was comparatively modest in relation to managing the Bank's retail and other functions. Thus, excluding such assets, the Bank's cost structure is actually relatively high and is an important cause of the moderate operating returns posted by the Bank.

       Operating expenses are expected to increase following the Conversion as a result of the expense of the stock-related benefit plans, the cost related to operating as a public company and as a result of long-term plans to continue to expand the branch network. With regard to the latter factor, the Bank has tentative plans to substantially enhance the LaGrange office and open a new office in Auburn, Alabama in fiscal 2001. Longer term, CharterBank plans to open additional offices in other nearby areas in its targeted market, potentially resulting in the addition of four to five new offices over the next three to four years. Based on CharterBank's business plan estimates, the incremental expenses related to branching and opening new ATMs is expected to approximate $270,000 in fiscal 2001 and estimated to increase to $1.9 million annually by fiscal 2003. While such figures are preliminary estimates, they provide an indication of the Bank's intent to expand and to incur short-term costs with the objective of enhancing long-term earnings growth.

       Efficiency Ratio
       ----------------

       CharterBank's efficiency ratio (operating expenses as a percent of the sum of net interest income and other operating income) of approximately 61.38 percent for the most recent 12 months reflected an increase from the 60.49 percent ratio reported for the twelve months ended December 31, 2000, with the deterioration reflecting the decline in net interest and non-interest income.

       Provisions
       ----------

       Provisions for loan losses increased modestly to $1.5 million, equal to
0.16 percent of average assets, primarily as a result of loan growth as well as the changing composition of the loan portfolio. The trend towards higher provisions over the last several fiscal years is reflective of growth in the level of asset quality problems (largely acquired in the Citizens acquisition) and to the changing loan portfolio composition which now includes a greater level of high risk-weight loans.

       Net Non-Operating Expense
       -------------------------

       Net non-operating expenses declined in the most recent quarter, from $3.8 million for the twelve months ended December 31, 2000, to $3.4 million for the twelve months ended March 31, 2001. The reduction is attributable to a higher level of gains realized on the sale of loans and

Board of Directors
CharterBank
May 4, 2001
Page 9


securities, largely as a result of the decline in market interest rate levels, which offset other non-operating losses including the writeoff of the remaining goodwill balance.


  2. Peer Group Financial Comparisons
     --------------------------------

     Tables 2 and 3 present updated financial characteristics and operating results for CharterBank, the Peer Group and all publicly-traded savings institutions. CharterBank's ratios are based on financial data through March 31, 2001 while the Peer Group's ratios are based on financial data through December 31, 2000.

     Financial Condition
     -------------------

       In general, the comparative balance sheet ratios for the Bank and the Peer Group did not vary significantly from the ratios examined in the earlier appraisal analysis. In this regard, the significant disparities between the Bank's and the Peer Group's balance sheet remain (i.e., the large wholesale element of the Bank's balance sheet and CharterBarik's higher GAAP capital ratio). In this regard, the significant wholesale element of the Bank's asset base continues to be evidenced in the data which shows that whole loans comprised only 26.5 percent of CharterBank's assets based on updated financial data, which remains well below the Peer Group average of 64.1 percent.

       CharterBank's net worth base of 26.7 percent was above the Peer Group's average net worth ratio of 12.9 percent. The Bank's pro forma capital position (consolidated with the holding company) will increase with the addition of the stock proceeds, with such increases offset to an extent by the impact of the MHC retaining 400,000 shares of Freddie Mac stock. At the same time, the Bank's core capital ratios, which are important with regard to CharterBank's ability to expand the balance sheet and pay dividends are much lower, equal to only 8.80 percent of adjusted assets as of March 31, 2001.

       CharterBank' s funding liabilities reflected some important differences in relation to the Peer Group as follows: (1) retail funding sources were limited as the principal sources of interest-bearing liabilities primarily consisted of wholesale borrowings and deposits; and (2) the ratio of interest-bearing liabilities was low owing to CharterBank's strong capital position and the presence of the net deferred tax liability, the largest component of which resulted from unrealized gains on Freddie Mac stock. Overall, deposits equaled only 19.8 percent of assets for CharterBank in comparison to an average of 72.2 percent for the Peer Group, while borrowings totaled 37.7 percent and 13.5 percent of assets for the Bank and the Peer Group, respectively.

       Total interest-bearing liabilities maintained by the Bank and the Peer Group, as a percent of assets, equaled 57.5 and 85.7 percent, respectively. As discussed above, the lower level of interest-bearing liabilities for CharterBank is the result of its high capital ratio and to the presence of a large deferred tax liability which is non-interest bearing. While these characteristics benefit CharterBank's operations and operating returns, the reliance on high cost interest-sensitive wholesale borrowings and deposits offsets many of these benefits and are a factor in the Bank's modest returns on core operations.

Board of Directors
CharterBank
May 4, 2001
Page 10

Board of Directors
CharterBank
May 4, 2001
Page 11


       Updated growth rates for the Bank reflect the impact of recent shrinkage while the Peer Group's ratios continue to reflect moderate growth (the Bank's growth rates are annualized rates for the six months ended March 31, 2001 while the Peer Group's growth rates are for the twelve months ended December 31,
2000). Specifically, most key balance sheet aggregates for CharterBank such as assets, investments, loans and deposits reflect recent shrinkage while the comparable growth rates for the Peer Group reflect moderate growth.

       Capital growth reported by CharterBank continued to be very strong, as net worth increased by 43.70 percent. In contrast, the Peer Group's capital growth rate remained much lower, as reported equity increased by 3.96 percent for the most recent twelve month period. Importantly, the increase in capital is primarily attributable to changes in the other accumulated comprehensive income account as CharterBank operated with a modest level of earnings over the most recent six month period. At the same time, the Peer Group's modest capital growth rate reflects the impact of dividend payments and stock repurchases and would otherwise have been higher absent these capital management strategies.

       Income and Expense Trends
       -------------------------

       Table 3 displays comparable statements of operations for the Bank and the Peer Group, based on results updated for the most recent publicly available disclosures. As discussed in the Original Appraisal, CharterBank's operating ratios are different from the majority of savings institutions reflecting the following significant features of CharterBank's operations: (1) the impact of the wholesale investment and funding on the Bank's operating ratios (i.e., spreads and margins are thin and the ratio of other income and expenses are low reflecting the limited level of fees and expenses generated through wholesale operations); (2) the returns on the Bank's retail operations are low as a result of the relatively high overhead costs attributable to the retail banking operations; and (3) CharterBank's Freddie Mac stock investment provides the Bank with the opportunity to generate equity growth through capital appreciation in the Freddie Mac stock investment but revenue flowing through the income statement is limited to common stock dividends which are relatively modest (i.e., Freddie Mac's cash return is modest).

       Largely as a result of the foregoing, CharterBank's profitability remained below the Peer Group average, equal to 0.09 percent of average assets for the twelve months ended March 31, 2001, while the Peer Group's earnings equaled 0.83 percent of average assets. The moderate level of earnings for CharterBank was the result of the Bank's moderate core earnings levels as discussed above and the amortization and writeoff of CharterBank's remaining goodwill balance in fiscal 2000. CharterBank's weaker core operating returns were the result of the thin spreads and margins on the Bank's leveraging activities and weak returns from CharterBank's retail banking operations

       Neither CharterBank nor the Peer Group's net interest margin changed significantly incorporating updated financial data (the net interest margin equaled 1.78 percent and 3.25 percent of assets for the Bank and Peer Group, respectively). The Peer Group's advantage is the result of both higher asset yields and a more favorable cost of funds.

       Loan loss provisions for CharterBank remain in excess of the Peer Group average (0.16 percent for CharterBank versus an average of 0.13 percent for the Peer Group).

Board of Directors
CharterBank
May 4, 2001

Board of Directors
charterBank
May 4, 2001
Page 13


CharterBank continues to generate lower levels of non-interest income relative to the Peer Group, equal to 0.13 percent and 0.44 percent of average assets, respectively. CharterBank continued to maintain a lower operating expense ratio, equal to 1.17 percent of average assets versus an average of 2.27 percent for the Peer Group. As discussed in the Original Appraisal, while CharterBank maintains a very low operating expense ratio in comparison to industry averages, the operating expense ratio is distorted somewhat by the large amount of assets and liabilities requiring little or no expense to manage. In this regard, more than 70 percent of CharterBank's March 31, 2001 balance sheet were comprised of investments (primarily Freddie Mac stock, MBS and CMOs) which entail limited management and overhead expense. Excluding such assets, the Bank's cost structure is actually relatively high and is an important cause of the moderate operating returns posted on CharterBank's retail banking operations.

       On a post-offering basis, the Bank's operating expenses can be expected to increase with the addition of stock benefit plans, with such expenses already impacting the Peer Group's operating expenses. Additionally, CharterBank's cost structure is expected to increase as the Bank upgrades the LaGrange office, opens a new office in Auburn and branches into new areas within its targeted markets over the longer term.

       Taking together the components of core net income through a review of the efficiency ratio (operating expenses divided by net interest income and non-interest operating income) indicates that Peer Group's and Bank's efficiency ratios remain comparable, equal to 61.52 percent versus 61.38 percent for CharterBank.

       CharterBank's effective tax rate, equal to 59.06 percent based on updated financial data, remains above the Peer Group average equal to 34.60 percent. The Bank's tax rate exhibits volatility as its financial taxable income is subject to numerous adjustments, including adjustments for charitable contribution carryforwards and exclusions for dividend income.


  3. Stock Market Conditions
     -----------------------

     Since the date of the first update, the performance of the overall stock market has been mixed. Following a general increase in stocks during early March as bargain hunters entered the market, the market again headed downward as major companies continued to issue earnings warnings and as a result of a sell-off in the Tokyo stock market. The bleak outlook for first quarter earnings by a number of the bellwether technology stocks spurred a two-day sell-off in the NASDAQ of more than 11 percent and the S&P 500 fell 4.3 percent on March 12th, putting that index into "bear-market" territory. Disappointment of only a 0.50 percent rate-cut by the Federal Reserve at its March 20th meeting prompted a new wave of selling, particularly in technology stocks. Signs of a stronger economy supported a late-March rally, which was again cut short by more earnings warnings in the technology sector. The first quarter of 2001 concluded as the worst first quarter ever for the NASDAQ and the worst first quarter for the DJIA in 23 years. On March 30, 2001, the DJIA closed at 9878.78, a decline of 8.4 percent since year end 2000. Comparatively, the NASDAQ declined 25.5 percent in the first quarter.

          Stocks continued to slide in early-April 2001, amid fears that first quarter earnings would contain more bad surprises and generally fall short of reduced expectations.

Board of Directors
CharterBank
May 4, 2001
Page 14


However, favorable earnings reports by Dell Computer Corporation and Alcoa served as a catalyst to one of the largest one-day gains in stock market history on April 5/th/, with the DJIA and NASDAQ posting gains of 4.2 percent and 8.9 percent, respectively. The upward momentum in stock was sustained into mid-April, as investors gained confidence that the economy would improve in the second half of the years. Stocks raced higher following a surprise inter-meeting rate cut by the Federal Reserve on April 18th The Federal Reserve cited slowing business investment and falling profits in its decision to lower rates by 50 basis points a month ahead of its regularly scheduled meeting. On May 4, 2001, the DJIA closed at 10951.24 or 4.6 percent higher since the date of the Original Appraisal and the NASDAQ closed at 2191.53 or 3.5 percent higher since the date of the Original Appraisal.

          Since the date of the Original Appraisal, the market for thrift issues has also been mixed. After trading in a narrow range through mid-March, a sell-off in large U.S. banks rippled through the thrift sector as well. Most of the sell-off was attributable to concerns over U.S. bank exposure to troubled Japanese banks, which would only indirectly impact the thrift sector to the extent such problems would impact the U.S. economy. The Federal Reserve's implementation of a third rate cut at its March meeting had little impact on thrift stocks, as thrift stocks followed the broader market lower following the rate cut. However, aided by the decline in short-term interest rates that provided for a steeper yield curve, thrift stocks moved higher at the end of the first quarter. After following the broader market lower in early-April, thrifts stock recovered slightly in mid-April and generally outperformed bank stocks. The more favorable performance by thrifts was supported by their lower exposure to the credit cycle and the more positive effect that the rate cuts would have on their margins. While the announced merger between First Union and Wachovia had little impact on the overall market for thrift and bank stocks, financial stocks gained on news of the surprise rate cut by the Federal Reserve in mid-April. The largest gains tended to in the large-cap stocks.

          On May 4, 2001, the SNL Index for all publicly-traded thrifts closed at 881.2, an increase of 2.7 percent since the date of the Original Appraisal. Conversely, the SNL MHC index closed at 951.2, reflecting a decline of 1.7 percent since the date of the Original Appraisal.

          Consistent with the major thrift pricing indices, the pricing measures for all publicly-traded thrifts and the Peer Group shows modest change since the date of the Original Appraisal. Since the date of the Original Appraisal, the Peer Group's P/E ratio on a fully converted basis increased by approximately 4.3 percent while the P/Core Earnings multiple increased by 1.6 percent. The fully converted P/B and P/TB increased in a range of 1 to 2 percent over the corresponding time frame. The pricing ratios for all SAIF-insured institutions has also increased modestly, with the PIE, P/Core Earnings and P/B increasing in a range of 0.2 percent to 6.1 percent.

Board of Directors
CharterBank
May 4, 2001
Page 15


                        Average Pricing Characteristics

                                           At March 2,  At May 4,     %
                                              2001        2001      Change
                                              ----        ----      ------
Peer Group (Fully Converted Basis)
----------------------------------
Price/Earnings (x)                            14.93x      15.57x     4.3%
Price/Core Earnings (x)                       15.19       15.44      1.6
Price/Book (%)                                73.37%      74.47%     1.5
Price/Tangible Book (%)                       76.57       77.68      1.4
Price/Assets (%)                              14.17       14.26      0.6

Publicly-Traded SAIF-Insured Thrifts
------------------------------------
Price/Earnings (x)                            13.79x      14.30x     3.7%
Price/Core Earnings (x)                       14.26       15.13      6.1
Price/Book (%)                               102.22%     103.54%     1.3
Price/Tangible Book (%)                      108.96      109.15      0.2
Price/Assets (%)                              10.52       10.75      2.2

       The "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies. Accordingly, as discussed in the Original Appraisal, RP Financial has considered the pro forma pricing and trading level of recently converted companies in this updated appraisal. The level of converting issues remains limited and there have been no new mutual holding companies formed which have subsequently sold stock since the date of the Original Appraisal. There have been four full stock conversions completed in the last three months, three of which have been subsequently publicly traded. The four transactions had an average P/TB of 57.6 percent and average P/B multiple based on core earnings of 12.8 times. The three recently converted thrifts which are publicly traded (Citizens First Bancorp of MI, First BancTrust Corp of IL, and Chesterfield Financial Corp.) are currently priced at 81.2 percent of pro forma book value and 16.7 times earnings, which reflects an average 31 percent price appreciation in the aftermarket.

Summary of Adjustments
----------------------

     Based on the foregoing, there are no changes to the valuation parameters established in the Original Appraisal and as summarized below.

Board of Directors
CharterBank
May4, 2001
Page 16

     Key Valuation Parameters:                              Valuation Adjustment
     -------------------------                              --------------------
     Financial Condition                                    No Adjustment
     Profitability, Growth and Viability of Earnings        Significant Downward
     Asset Growth                                           Slight Upward
     Primary Market Area                                    Moderate Downward
     Dividends                                              Slight Downward
     Liquidity of the Shares                                No Adjustment
     Marketing of the Issue                                 Moderate Downward
     Management                                             No Adjustment
     Effect of Government Regulations and                   Moderate Downward
     Regulatory Reform

     There were no material changes in the updated financial conditions of the Bank and the Peer Group of public MHCs, and the differences between the Bank's and the Peer Group remained the same as discussed in the Original Appraisal. While there has been a modest reduction in the Bank's equity, primarily owing to the decline in Freddie Mac stock, the adjusted equity based on the average trading price for Freddie Mac stock over the year ended May 4, 2001, has increased. The factors concerning the valuation parameters of primary market area, dividends, liquidity of the shares, management and effect of government regulation and regulatory reform did not change since the Original Appraisal date. Accordingly, those parameters were not discussed further in this update.

     The general market for thrift stocks and the Peer Group has increased slightly while conversion activity remains very limited. Overall, taking into account the foregoing factors, particularly the limited change in the Peer Group's fully converted pricing ratios as well as the limited change in the market overall, we believe that the Bank's pro forma valuation on a fully converted basis should remain unchanged.


Valuation Approaches
--------------------

     In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing CharterBank's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches --all performed on a pro forma basis. In preparing the pro forma analysis, we have adjusted the Bank's trailing twelve month earnings bases, capital, and assets to reflect formation of the MHC, including capitalizing the MHC with $100,000 of cash and 400,000 shares of Freddie Mac stock currently held by the Bank. Since these assets will be held by the MHC solely for the benefit of the mutual depositors, they have been excluded from our calculations of pro forma value for the Bank. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in CharterBank's prospectus for reinvestment rate, the effective tax rate and stock benefit plan assumptions (summarized in Exhibits 2 and 3). Pursuant to the minority stock offering, we have also incorporated the valuation parameters disclosed in CharterBank's prospectus for offering expenses and the stock benefit plans

Board of Directors
CharterBank
May 4, 2001
Page 17


     Consistent with the Original Appraisal, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. The updated appraisal also incorporates a technical analysis of recently completed stock conversions, including principally the P/B approach which (as discussed in the Original Appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

     Based on the foregoing, we have concluded that the pro forma market value range of CharterBank's stock is unchanged. Therefore, as of May 4, 2001, RP Financial concluded that the pro forma market value of CharterBank's stock as a mutual holding company on a fully-converted basis, is equal to $195,000,000.

       P/E Approach. The application of the P/E valuation method requires
       ------------
calculating the Bank's pro forma market value by applying a valuation P/E multiple (fully-converted basis) to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Bank's reported earnings, incorporating the adjustment to account for the impact of cash and Freddie Mac stock retained by the MHC equaled $569,000. In deriving CharterBank's core earnings, the only adjustments made to reported earnings were to eliminate gains on the sale of loans and investment securities, losses on loan servicing partnerships and the amortization and write-off of goodwill (goodwill has been fully expensed in fiscal 2000). Incorporating the earnings adjustments made to account for the impact of the MHC reorganization, the Bank's preconversion core earnings equaled $4.396 million for the twelve months ended March 31, 2001.

       In applying the P/E approach, RP Financial's valuation conclusions were based on the Bank's and the Peer Group's recurring or "core" earnings estimates, which eliminated the effects of one-time non-recurring items from the earnings of each. Based on CharterBank's core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Bank's core P/E multiple at the $195.0 million midpoint value (full conversion) equaled 28.99 times (versus the 24.52 times midpoint valuation in the Original Appraisal). Comparatively, the Peer Group posted an average core P/E multiple of 15.44 times (fully converted basis), which indicated a premium of 87.8 percent in the Bank's core P/E multiple (versus a premium of 61.4 percent as indicated in the Original Appraisal). The implied conversion pricing ratios relative to the Peer Group's pricing ratios are indicated in Table 4, and the updated pro forma calculations are detailed in Exhibits 2 and 3.

       P/B Approach. The application of the P/B valuation method requires
       ------------
calculating the Bank's pro forma market value by applying a valuation P/B ratio, derived from the Peer Group's P/B ratio (fully-converted basis), to CharterBank's pro forma book value (fully-converted basis). In applying the P/B approach, we considered both reported book value and book value adjusted to reflect the impact to equity resulting from utilizing a twelve month average price through May 4, 2001, for the Freddie Mac stock price. The pro forma P/B based on the adjusted book value is shown in the column labeled P/TB. (Note: the P/TB column for the Peer Group reflects the

Board of Directors
CharterBank
May 4, 2001
Page 18


price-to-tangible book value ratios.) Based on the $195.0 million midpoint valuation, CharterBank's pro forma P/B ratio based on reported book value was
49.15 percent. Adjusting the Freddie Mac stock price based on a twelve month average price for Freddie Mac ($54.21), CharterBank's pro forma P/B ratio (shown in the "P/TB" column) was 53.22 percent. In comparison to the average P/B and P/TB ratios for the Peer Group of 74.47 percent and 77.68 percent, the Bank's ratios reflected discounts of 34.0 percent on a P/B basis and 31.5 percent based on CharterBank's adjusted book value and the Peer Group's tangible book value. The foregoing discounts fell within the range of discounts (34.2 percent to 27.8 percent as established in the Original Appraisal). Applying the P/B approach utilizing the trading price of the Freddie Mac stock for the ten trading days through the valuation date of May 4, 2001, the resulting P/B ratio would be
49.23 percent reflecting a discount of 36.6 percent relative to the Peer Group (as compared to 35.9 percent in the Original Appraisal). As was described in the Original Appraisal, the implied discounts under the book value approach are warranted in view of the valuation adjustments applied to the Bank's value and in view of the premiums generated pursuant to the earnings approach to valuation.

       3. P/A Approach. P/A ratios are generally not as a reliable indicator of
          ------------
market value, as investors do not place significant weight on total assets as a determinant of market value. Investors typically place significantly greater weight on book value and earnings -- which have received greater weight in our valuation analysis. At the $195.0 million midpoint of the valuation range, CharterBank exhibited a pro forma P/A ratio of 18.18 percent. In comparison to the Peer Group's average P/A ratio of 14.26 percent (fully converted basis), CharterBank's P/A ratio indicated a premium of 27.5 percent (versus a premium of 20.0 percent at the fully-converted midpoint valuation in the Original Appraisal).

Summary
-------

     Based on the foregoing, we have concluded that CharterBank's estimated pro forma market value is unchanged from the level in the Original Appraisal. Accordingly, it is our opinion, as of May 4, 2001, the estimated aggregate pro forma market value of the offering shares in a full stock conversion, was $195,000,000 at the midpoint, equal to 19,500,000 shares at a per share value of $10.00. Pursuant to conversion guidelines, the 15 percent offering range indicates a minimum value of $165,750,000, and a maximum value of $224,250,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to an offering of 16,575,000 shares at the minimum to 22,425,000 shares at the maximum. In the event that the appraised value is subject to an increase, up to 25,788,750 shares may be issued at an issue price of $10.00 per share, for an aggregate market value of $257,887,500, without a resolicitation. The Board of Directors have established a public offering range such that the public ownership of the Company will constitute a 20 percent ownership interest of the Company, with the MHC owning the majority of the shares. Accordingly, the offering range to the public of the minority stock will be $33,150,000 at the minimum, $39,000,000 at the midpoint, $44,850,000 at the maximum and $51,577,500 at the supermaximum. The pro forma valuation calculations relative to the Peer Group (fully-converted basis) are shown in Table 4 and

Board of Directors
CharterBank
May 4, 2001
Page 19

are detailed in Exhibit 2 and Exhibit 3; the pro forma valuation calculations relative to the Peer Group based on reported financials are shown in Table 5 and are detailed in Exhibits 4 and 6.


                                                       Respectfully submitted,

                                                       RP FINANCIAL, LC.


                                                       William E. Pommerening
                                                       Chief Executive Officer


                                                       James P. Hennessey
                                                       Senior Vice President

RP Financial, LC.


                               LIST OF EXHIBITS


  Exhibit
   Number           Description
   ------           -----------

     1         Stock Prices: As of May 4, 2001

     2         Pro Forma Analysis Sheet -- Fully Converted Basis

     3         Pro Forma Effect of Conversion Proceeds -- Fully Converted Basis

     4         Pro Forma Analysis Sheet -- Minority Stock Offering

     5         Pro Forma Effect of Stock Proceeds -- Minority Stock Offering

     6         Firm Qualifications Statement